Exhibit 99.1

25 September 2026

ASX Announcement

DATE OF AGM AND CLOSING DATE FOR DIRECTOR NOMINATIONS

Alterity Therapeutics Limited (ASX:ATH, NASDAQ:ATHE) (Alterity or the Company) advises that, in accordance with ASX Listing Rule 3.13.1, its next Annual General Meeting (AGM) will be held at 11.00am (AEDT) on Friday 20 November 2026.

In addition, the closing date for the receipt of nominations from persons wishing to be considered for election as a director is Friday 2 October 2026. Any nominations must be received in writing no later than 5.00pm (AEST) on Friday 2 October 2026 at the Company’s registered office.

Shareholders will be advised of further details regarding the AGM in a separate Notice of Meeting, which will be provided to shareholders shortly.  The Notice of Meeting will also be available on the ASX Company Announcements Platform and the Company’s website at www.alteritytx.com.

For further information, please contact:

Abby Macnish Niven

CFO & Company Secretary

T:            +61 3 9349 4906

E:            cfo@alteritytx.com

Alterity Therapeutics Limited

Level 15, 500 Collins Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | www.alteritytx.com